

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2010

Mr. David M. Sparby
Vice President and Chief Financial Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

      Re: **Xcel Energy Inc., File No. 1-03034**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010

             Northern States Power Company (Minnesota), File No. 1-31387
             Northern States Power Company (Wisconsin), File No. 1-03140
             Public Service Company of Colorado, File No. 1-03280
             Southwestern Public Service Company, File No. 1-03789
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 1, 2010

Dear Mr. Sparby:

      We have completed our review of your filings and have no further comments at this time.

                           Sincerely,

                           Jennifer Thompson
                           Branch Chief